UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pixelworks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
72581M 30 5
(CUSIP Number)
Allen H. Alley
c/o Pixelworks, Inc.
16760 SW Upper Boones Ferry Road, Suite 101
Portland, OR 97224
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72581M 30 5

1	NAMES OF REPORTING PERSONS Allen H. Alley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF and OO (See item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		642,461 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,516 [2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		642,461 [1]

WITH:	10	SHARED DISPOSITIVE POWER

81,516 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

723,977

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Mr. Alley has sole voting and investment power with respect to 642,461 shares of common stock of Pixelworks, Inc., which includes 120,416 stock options exercisable within 60 days of December 31, 2009.
2 Mr. Alley shares voting and investment power with respect to 81,516 shares of common stock of Pixelworks, Inc. held by him and his wife, Deborah J. Alley.

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock of Pixelworks, Inc. (the “Company”). The principal executive offices of the Company are located at 16760 SW Upper Boones Ferry Road, Suite 101, Portland, OR 97224.
Item 2. Identity and Background.
(a) — (c)
This Schedule 13D is being filed by Allen H. Alley, an individual, who is the Chairman of the Board of Directors of the Company. The Company’s address is 16760 SW Upper Boones Ferry Road, Suite 101, Portland, OR 97224.
(d) — (e)
During the last five years, Mr. Alley: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)
Mr. Alley is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
In 1999, the Company issued 849,960 shares of common stock to Mr. Alley in consideration for services to the Company, and in 2001, Mr. Alley received distributions of 1,413 shares of common stock from Battery Investment Partners IV, LLC, of which he was a General Partner, in consideration for services to Battery Investment Partners IV, LLC. Mr. Alley shares voting and dispositive power with respect to 81,516 of these shares with his spouse.
In 2005, Mr. Alley purchased 521 shares of common stock pursuant to the Company’s Employee Stock Purchase Plan, for $24.97 per share.
The 120,416 options exercisable within 60 days of December 31, 2009 were granted to Mr. Alley by the Board of Directors of the Company as reported on Form 4 by Mr. Alley.
At various dates from August 2000 through April 2004, Mr. Alley disposed of 248,333 shares through open-market sales.
Item 4. Purpose of Transaction.
Mr. Alley acquired, and is holding, the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Alley may purchase additional securities of the Company, or dispose of some or all of the securities from time to time in open market transactions.
Mr. Alley does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Alley beneficially owns 723,977 shares of Common Stock, representing 5.4% of the Company’s outstanding shares as of the date of this report. Mr. Alley’s share ownership includes 120,416 stock options that are exercisable within 60 days of December 31, 2009.

(b)	Mr. Alley has sole voting and dispositive power with respect to 642,461 shares of Common Stock, and shared voting and dispositive power with respect to 81,516 shares of Common Stock.

(c)	None.

(d)	With respect to the 642,461 shares of Common Stock owned solely by Mr. Alley, no other person has the right to receive or the power to direct the receipt of dividends, and no other person has the right to receive or the power to direct the receipt of the proceeds from the sale of the shares.

With respect to the 81,516 shares of Common Stock Mr. Alley owns jointly, he shares with his spouse the right to receive or the power to direct the receipt of dividends, and the right to receive or the power to direct the receipt of the proceeds from the sale of the shares.

(e)	NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010
Date

/s/ Allen H. Alley
Allen H. Alley
Chairman, Board of Directors Pixelworks, Inc.